

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

November 25, 2009

Mr. George Shaw
President and Director
Energas Resources, Inc.
800 Northeast 63rd St.
Oklahoma City, OK 73105

Re: **Energas Resources, Inc.**
        Preliminary Proxy Statement on Schedule 14A
        Filed September 18, 2009, as amended November 17, 2009
        Form 10-K for Fiscal Year Ended January 31, 2009
        Filed June 16, 2009
        Form 10-Q for Fiscal Quarter Ended April 30, 2009
        Filed July 14, 2009
        Form 10-Q for Fiscal Quarter Ended July 31, 2009
        Filed September 14, 2009
        File No. 0-33259

Dear Mr. Shaw:

        We have reviewed your amended filing and response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Proposal to Amend The Company's Certificate…, page 2

1.   We note your amendment to the proxy statement filed November 17, 2009. We also note your response to prior comments 1-3. The amended proxy statement does not appear to have any changes as compared to the proxy statement filed September 18, 2009. Please tell us why you have filed this amendment. Please also file an amended Schedule 14A to reflect the information you provided us in your letter.

Form 10-K for Fiscal Year Ended January 31, 2009

Item 9A. Controls and Procedures, page 22

2.   We have not received a response to prior comments 4 and 5. Please amend your
        filing to provide the information requested in those comments. Please be advised
        that we will not close our review of the proxy statement until all comments have
        been addressed.

Exhibits, page 30

3.   Please file the Consent of Accountants listed on your exhibit list, if one was
        required.

Form 10-Q for Fiscal Quarter Ended April 30, 2009

Form 10-Q for Fiscal Quarter Ended July 31, 2009

Item 4T. Controls and Procedures

4.   We have not received a response to prior comment 6. Please amend your filings
        to provide the information requested in that comment.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and response to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the
  disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Parker Morrill at (202) 551-3696 or, in his absence, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Mr. William T. Hart
        (via facsimile (303) 839-5414)